Arrestage International, Inc.

20343 N. Hayden Road, STE 101/193

Scottsdale, AZ 85255

July 19, 2018

Ms. Asia Timmons-Pierce

Assistant Director

Securities and Exchange Commission

Div. of Corporate Finance

Mail Stop 4631

Washington, DC 20549

Re:	Arrestage International, Inc.

Amendment No. 8, Registration Statement on Form S-1

Reply to Comments issued by the SEC on June 21, 2018

Dear Ladies and Gentlemen:

Below you will find the replies to your comments, including a narrative of the changes we made to the S-1 based on those comments. We have attempted to explain our revisions to the best of our abilities and have placed our responses directly under the comments you sent. If you need further clarification, or require more changes, feel free to contact me at any time.

General

1.	We note your response to comment 1 of our prior letter. Your prospectus cover page states that your offering will be a best effort offering, yet you have provided for underwriting discounts and commissions in your use of proceeds section. Please revise all disclosures to clarify whether you are engaging a broker-dealer at this time, and if so, identify the broker-dealer and clarify the basis of the underwriting. Otherwise, please remove references to allocating offering proceeds toward commission. If, after the registration statement is effective and your offering is underway, you engage a broker-dealer, you would need to file a post-effective amendment to the registration statement to identify the broker-dealer and expenses at that time.

In response to comment number one of the comment letter dated, July 16, 2018, we have revised all disclosures to state we have not engaged a broker dealer at this time. The following references were changed within the document on page, 32, twice on 36, twice on 37, twice on 38, twice on 54, page 92, and page II-1. If after the registration is effective and Arrestage International engages a broker dealer, it will file a post-effective amendment to this registration statement which identifies the broker dealer and their corresponding expenses.

2.	Please fill in any blanks in the Registration Statement.

In response to comment two, “Please fill in any blanks in the Registration Statement”, we have filled in the following blank spaces on the following pages, page 91, 92, 35, 52, F-13, and F-14. Further, we have reviewed the entire document to make certain there are no other missing line-items.

Dilution, page 36

3.	Please revise the second column of your table to appropriately reference March 31, 2018, rather than December 31, 2017.

In response to comment number 3, the table set forth on page 36 has been revised to appropriately reference March 31, 2018 rather than December 31, 2017 in the heading of column 2.

Plan of Distribution, page 41

4.	Please revise to disclose that the fixed price $2.00 per share.

In response to comment number four, we have disclosed the fixed price is $2.00 per share on page 41.

Exhibit 5.1

5.	Given that yours is a primary offering and the shares being offered have not yet been issued, please have counsel revise the legal opinion to clarify that the shares “will be” – and not “has been” – legally issued, fully paid and non-assessable. Please refer to Sections 11.B.1.a of Staff Legal Bulletin No. 19.

In response to comment number five, legal counsel has revised her opinion to clarify shares “will be” and not “have been” legally issued. Fully paid and non-assessable.

Exhibits 23.2

6.	Please amend your filing to include consent from your auditor that is updated to reference the appropriate filing.

In response to comment number 6, the consent letter(s) from our auditor(s) have been updated to include the proper filing date for S1A, July 19, 2018.